Subject: NASCEND's WeFunder Campaign is Live!

Hey ____

Happy New Year! Hope 2024 has started out awesome.

I wanted to share that our WeFunder Campaign has kicked off with a private offering for friends and family. We are taking reservations for the investment so that we can launch publicly with as much momentum as possible later this month. We opted for a SAFE note for this offering, extending a 10% discount on the cap for those reserving their investment in the initial $175K.

I appreciate your support and I am excited to have you as one of investors. As we navigate the private phase, your early investment is pivotal in building the momentum required for a successful public launch in a couple of weeks.

Compared to StartEngine, the process is notably simpler with just a few additional questions to qualify as an accredited investor-genuinely takes less than 5 minutes. This is a reservation to invest, so you will receive a request to confirm in a couple of weeks after our form C is filed.

To review our pitch and reserve your investment, please visit:
https://wefunder.com/nascend

I appreciate your continued support of NASCEND. If you have any questions or would like further details, please feel free to reach out.

Thank you
Dawn

NASCEND is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."